UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number 001-32240

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEENAH PAPER 401(k) RETIREMENT PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEENAH PAPER, INC.
3460 Preston Ridge Road
Suite 600
Alpharetta, Georgia 30005

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006.

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2007.

Supplemental Schedule H—Schedule of Assets (Held at End of Year) as of December 31, 2007.

NEENAH PAPER 401(k) RETIREMENT PLAN

Financial Statements as of December 31, 2007 and 2006 and
for the year ended December 31, 2007

NEENAH PAPER 401(k) RETIREMENT PLAN

Note:                   All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Neenah Paper 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Neenah Paper 401(k) Retirement Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Atlanta, Georgia
June 27, 2008

NEENAH PAPER 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2007	2006
ASSETS:
Participant-directed investments—at fair value:
Interest in master trust	$122,434,933	$75,712,537
Loans to participants	703,462	725,055

Total investments	123,138,395	76,437,592

RECEIVABLES — Other	8,003	11,470

Total assets	123,146,398	76,449,062

LIABILITIES—Payables for securities purchased	1,510	2,046

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	123,144,888	76,447,016

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(195,553)	114,602

NET ASSETS AVAILABLE FOR BENEFITS	$122,949,335	$76,561,618

See notes to financial statements

NEENAH PAPER 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

CONTRIBUTIONS:
Participant	$4,812,781
Employer	1,362,943

Total contributions	6,175,724

INVESTMENT INCOME:
Net gain from interest in Master Trust	4,798,376
Interest income from participant loans	51,333

Net investment income	4,849,709

Total Income	11,025,433

TRANSFERS FROM FOX RIVER PLANS (Note 3)	39,594,118

BENEFITS PAID TO PARTICIPANTS	(4,225,139)

ADMINISTRATIVE EXPENSES	(6,695)

INCREASE IN NET ASSETS	46,387,717

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	76,561,618

End of year	$122,949,335

See notes to financial statements

NEENAH PAPER 401(k) RETIREMENT PLAN
Notes to Financial Statements

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the Neenah Paper 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan established December 1, 2004, by Neenah Paper, Inc. (the “Company”). The Plan Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Vanguard—Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan and of the Neenah Paper Defined Contribution Master Trust (the “Master Trust”), through which the Plan is funded. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility — An employee of the Company or a participating employer, as defined by the Plan, is eligible to participate in the Plan upon his/her date of hire.

Contributions — Each year, non-highly compensated and highly compensated participants may contribute up to 75% and 17%, respectively, of their annual pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants are also allowed to contribute after-tax contributions not to exceed 75% of annual compensation for non-highly compensated employees and 17% of annual compensation for highly compensated employees. For the years ended December 31, 2007 and 2006, the Company made matching contributions of 75% of the participant’s pretax contributions or after-tax contributions up to the first 2% of such participant’s compensation per pay period, and 50% of the participant’s pretax contributions or after-tax contributions up to the next 3% of the participant’s compensation per pay period. Company-matching contributions are discretionary.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

The Neenah Paper Stock Fund and the self-directed brokerage accounts are two of the investment options available to participants. No participant may invest more than 25% and 50% of his/her account balance in the Neenah Paper Stock Fund and Self-Directed Brokerage Accounts, respectively, at any time.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service, upon termination of employment with the Company if the participant has attained age 55, or upon death.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrative committee. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of service or attainment of age 59 1/2, a participant may generally elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account. A participant may make the following regular withdrawals, as defined by the Plan:

(a)          After-tax contributions, provided such amounts have been in the Plan (or the Kimberly-Clark Incentive Investment Plan) for at least 24 months

(b)         Company-matching contributions, provided such amounts are vested and have been in the Plan (or the Kimberly-Clark Incentive Investment Plan) for at least 24 months

(c)          Any participant contributions included within his/her rollover account.

Forfeited Accounts — At December 31, 2007 and 2006, forfeited nonvested accounts totaled $22,281 and $4,040, respectively. These accounts will be used to either reduce future employer contributions or pay administrative expenses. For the years ended December 31, 2007 and 2006, employer contributions were reduced by $0 and $14,128, respectively, from forfeited nonvested accounts.

NOTE 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Master Trust utilizes various investment instruments, including mutual funds, a common and collective trust fund, and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments and Income Recognition (Master Trust Fund) — The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. The Master Trust holds mutual funds and common stock securities in which the Plan participates. Shares of mutual funds and common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the common and collective trust fund are determined by the Trustee, based upon the quoted market values of the underlying investments held by the fund. Participant loans are valued at the outstanding loan balances, which approximates fair market value.

Included in the Master Trust is an investment in the Vanguard Retirement Savings Trust, which is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Vanguard Master Trust”). The underlying investments of the Vanguard Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment returns for such investments.

Adoption of New Accounting Guidance—In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standard No. 157 (SFAS No. 157), Fair Value Measurements.  SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan is currently evaluating the impact, if any, of adopting SFAS No. 157 to its financial statements for the year ending December 31, 2008.

The financial statements also reflect the retroactive adoption in 2006 of FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP.

Administrative Expenses — Generally, administrative expenses of the Plan are paid by the Company, except for various costs associated with processing participant loans or expenses associated with investments within the self-directed brokerage account which are paid by the Plan, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2007 and 2006, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid.

NOTE 3—TRANSFERS FROM FOX VALEY CORPORATION PLANS

On December 14, 2007 the Company merged the Fox Valley Corporation Employee Savings Plan, the Fox River Paper Company Appleton Hourly Savings Plan, the Fox River Paper Company Urbana Hourly Savings, the Fox River Paper Company Housatonic Hourly Savings, the Fox River Paper Company Ripon Hourly Savings and the Fox River Paper Company Vicksburg Plan (“Fox River Plans”) into the Plan.  As a result, the Plan accepted a transfer of $39,594,118 representing the account balances of all employees remaining in the plans as of the transfer date of December 14, 2007.

NOTE 4—INVESTMENT IN MASTER TRUST

Except for participant loans, the Plan’s investment assets are funded through the Master Trust. The Master Trust was established by the Company and is administered by the Trustee. Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Neenah Paper Retirement Contribution Plan for administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2007 and 2006, the Plan’s percentage of interest in the Master Trust is approximately 93% and 92%, respectively.

The investments of the Master Trust at December 31, 2007 and 2006 are summarized as follows:

	2007	2006

Mutual Funds	$103,899,014	$64,574,500
Neenah Paper common stock	2,522,282	3,005,834
Common and Collective Trust Fund	22,988,199	13,695,626
Self-directed brokerage option	1,385,258	1,409,693

Total investments	$130,794,753	$82,685,653

For the year ended December 31, 2007, the net investment income of the Master Trust’s investments is as follows:

Dividend and interest income	$2,665,895
Net appreciation (depreciation) in fair value of investments:
Mutual funds	3,261,416
Neenah Paper common stock	(564,117)
Self-directed brokerage option	(129,136)

Total investment income	$5,234,058

NOTE 5— EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held by the Master Trust are shares of mutual funds and units of a common and collective trust fund managed by the Trustee. As such, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Master Trust held 86,528 shares and 84,105 share, respectively, of the Company’s common stock (the sponsoring employer), with a cost basis of $2,912,189 and $2,738,035, respectively. During the year ended December 31, 2007, the Master Trust recorded dividend income from the Company of $28,705.

NOTE 6—PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 7—FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 27, 2006, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. However, the Plan has been amended since receiving the determination letter.  The Company and Plan management believe that the Plan is currently designed and operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 8—RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006.

	2007	2006
Net assets available for benefits per the financial statements	$122,949,335	$76,561,618
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	195,553	(114,602)

Net assets available for benefits per Form 5500	$123,144,888	$76,447,016

The following is a reconciliation of total income per the financial statements to total income per the Form 5500 for the year ended December 31, 2007.

Total income per the financial statements	$11,025,433
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	310,155

Total income per Form 5500	$11,335,588

Neenah Paper 401(k) Retirement Plan

Form 5500, Schedule H, Part IV, Line 4i—
Schedule of Assets (Held at End of Year)
As of December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (with interest rates ranging from 4.0% to 8.5% and maturities through September 10, 2017)	$703,462	$703,462

*         Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEENAH PAPER 401(k) RETIREMENT PLAN

By:	/s/ RICHARD F. READ
Richard F. Read
Member, Neenah Paper 401(k) Retirement Plan
Administrative Committee

Date:    June 27, 2008